July 21, 2011

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	File No. 001-34416 Response to your comment letter PennyMac Mortgage Investment Trust Form 10-K for the year ended December 31, 2010 Filed on March 7, 2011

Dear Ms. LaMothe:

I am writing in response to your letter dated July 7, 2011 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (“PMT” or the “Company”) for the year ended December 31, 2010 as filed on March 7, 2011.

Following are our responses to your comments.  For ease of review, we have reprinted your comments in bold face followed by our responses.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.                                      In future Exchange Act periodic reports, please discuss the current relationship between your weighted average yield on assets as compared to your weighted average financing costs, and clarify whether your average cost of funds reflects the impact of swaps for the covered periods. In addition, please compare the current spread to the prior reporting period spread.

We will add disclosure of the Company’s weighted-average financing costs to the net investment income table beginning with the Quarterly Report for the quarter ended June 30, 2011.  The disclosure will take the following form for each of the comparative reporting periods:

Quarter ended June 30, 2011
	Interest income/expense			Net gain	Total		Annualized %
	Coupon	Discount accrual	Total	(loss) on investments	revenue/ expense	Average balance	Interest yield/cost		Total return
(dollars in thousands)
Assets:
Short term investments	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx,xxx	x.xx	%	x.xx	%
Mortgage-backed securities:
Non-Agency subprime	xx	xxx	xxx	xxx	xxx	xx,xxx	x.xx	%	x.xx	%
Non-Agency Alt-A	xxx	xxx	xxx	xxx	xxx	xx,xxx	x.xx	%	x.xx	%
Non-Agency prime jumbo	xxx	x	xx	xx	xx	x,xxx	x.xx	%	x.xx	%
Total mortgage-backed securities	xxx	xxx	xxx	xxx	xxx	xx,xxx	x.xx	%	x.xx	%
Mortgage loans	x,xxx	xxx	x,xxx	xx,xxx	xx,xxx	xxx,xxx	x.xx	%	x.xx	%
	x,xxx	$ xxx	$ x,xxx	$ xx,xxx	$ xx,xxx	$ xxx,xxx	x.xx	%	x.xx	%

Liabilities:
Loans sold under agreements to repurchase	$ x,xxx		$ x,xxx		$ xx,xxx	$ xxx,xxx	x.xx	%
Securities sold under agreements to repurchase	xxx		xxx		xxx	xx,xxx	x.xx	%
Real estate acquired in settlement of loans sold under agreements to repurchase	xx		xx		xx	x,xxx	x.xx	%
			$ x,xxx		$ xx,xxx		x.xx	%

Continuation of management response:

During 2009 and 2010, PMT’s balance sheet was primarily equity financed.  During 2011 through June 30, the Company’s debt financing has grown substantially but is primarily financing non-interest earning assets.  Accordingly, from inception through June 30, 2011, the relationship of interest income to interest expense has been much less direct at PMT than the relationship that exists at traditional investors in performing assets that earn interest.  However, the Company continually evaluates its income statement presentation and its disclosures in Management’s Discussion & Analysis and will discuss the relationship between interest income and expense if and when its balance sheet structure migrates to a performing asset-dominated composition.

We will clarify whether PMT’s average cost of funds reflects the effect of swaps for the covered periods if and when the Company enters into any interest rate swap transactions.

Asset Acquisitions, page 56

2.                                      We note that a majority of your assets were purchased from one large financial institution and that you have a pending purchase in the amount of

27001 Agoura Road, Calabasas, CA 91301

Phone: (818) 224-7442   Website: www.PennyMacUSA.com

$34.0 million from that same institution. In future Exchange Act periodic reports, please identify this counterparty.

We will identify this institution, CitiMortgage, Inc. and/or its affiliates, in future filings.

Net Investment Income, pages 57 — 59

3.                                      Reference is made to page 59.  We note your gain on mortgage loans resulted from payoffs, valuation changes, and sales. Please tell us and expand future filings to discuss each component in greater detail.  Your discussion should include a summary of the significant transactions related to payoffs and sales activity and any trends noted.  In addition, to the extent applicable, please quantify and discuss any gains within each component that resulted from your loan modification efforts.

Our response is combined with the response to comment 4 below.

4.                                      Further, please explain the factors contributing to the valuation changes and whether they were driven by changes in expectations regarding contractual cash flow or changes in credit risk. In addition, disclose significant inputs used in your valuation, period-to-period changes in those assumptions and a discussion of the economic drivers supporting those changes.  Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

PMT’s gains resulting from payoffs and loan sales have to date been comprised of transactions involving individual loans.  Accordingly, we expect to limit the discussion of gains arising from these transactions to a comparison of the aggregate volume of individual loan activity between the periods unless significant bulk transactions are involved for which separate disclosure will be provided.  The previous disclosure of comparisons of these loan payoffs and loan sales gains between periods has been limited due to the lack of historical data with which to compare current period results.  We expect to expand the comparisons of periods as relevant historical data are developed.

With respect to loan modifications, the Company does not measure the gain or loss from loan modifications separately from the change in fair value that occurs in the reporting period.  In the period of modification, the fair value of the modified loan is compared to the fair value of the loan prior to modification and the difference is reported as a component of gain (loss) on investments in mortgage loans in the income statement.  We elect the fair value option in accordance with ASC 825-10-15 for all of our investments in loans.

We expect that future disclosures explaining the factors contributing to the valuation changes will approximate the following disclosure made in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011:

“The net gains on mortgage loans arising from valuation changes were due primarily to the changes in value of loans as the loans moved through the resolution process during the quarter and to reductions in the discount rates we use to estimate the fair value of certain of our mortgage loans. During the quarter ended March 31, 2011, we observed increasing demand for distressed mortgage assets as reflected in increased transaction prices. As a result of these observations the discount rates we use to estimate the fair value of certain of our mortgage loans was decreased to reflect our observations.”

In addition to the items presented in our response to comment 13, we will supplement our discussion with the following table, which ends after footnote 1, for each of the comparative reporting periods.  We will discuss key factors influencing valuation changes, including changes in credit risk as appropriate:

Financial Statement Item	Fair Value at Reporting Date(s)		Valuation Technique	Key Input	Range (Weighted Average)
Mortgage-backed securities(1)	$	xxx,xxx	Broker quote	Discount rate	xx.x% to xx.x% (xx.x%)
				Prepayment speed	xx.x% to xx.x% (xx.x%)
				Collateral remaining loss percentage	xx.x% to xx.x% (xx.x%)

Mortgage loans	$	xxx,xxx	Discounted cash flow	Discount rate	xx.x% to xx.x% (xx.x%)
				Twelve-month housing price index change	(x.x)% to (x.x%) (x.x%)
				Prepayment speed	xx.x% to xx.x% (x.x%)

(1) With respect to mortgage-backed securities, key inputs are those used to evaluate broker indications of value.

Because PMT’s investments in mortgage loans are predominantly nonperforming, the loans’ valuations are not driven by expectations with respect to contractual cash flows.

5.                                      In future Exchange Act periodic reports, please disclose the valuation changes by loan type.

The primary driver of how loans are valued is the loans’ performance status.  Accordingly, in future Exchange Act filings, we will disclose valuation changes segregated between performing and nonperforming loans as shown below:

Net gains on mortgage loans at fair value are summarized below for the periods presented:

	Quarter ended xxxx,xx,		x months ended xxxx xx,
	201x	201x	201x	201x
(in thousands)
Valuation changes:
Performing loans	$ xx	$ xx	$ xx	$ xx
Nonperforming loans	xx,xxx	x,xxx	x,xxx	xxx
	xx,xxx	x,xxx	x,xxx	$ xxx
Payoffs	x,xxx	xxx	x,xxx	xxx
Sales	x,xxx	xxx	x,xxx	xxx
	$ xx,xxx	$ x,xxx	$ x,xxx	$ xxx

6.                                      We note your measure of proceeds received from loans resolved during 2010 as it relates to the purchase price of those loans. To balance your discussion, tell us what consideration was given to quantifying the expenses or cash outflows associated with the settled loans.

The purpose of presenting information on the purchase price of loans resolved during 2010 as compared to the proceeds for the period from acquisition through the resolution event of such loans is to give the reader the ability to evaluate the Company’s performance by comparing the cash inflows (which are net of closing costs and fees) and cash outlay for the loans that were resolved in the period.

Because PMT has elected fair value accounting for its loan investments, its periodic income statements include as a component of income, the change in fair value of the loans.  The gain (loss) on disposition of a loan (through payoff or sale) on the income statement reflects the difference between the proceeds received and the fair value at the later of the beginning of the period or acquisition rather than the difference between original cost and proceeds received.  The gains or losses on the sale of real estate acquired in settlement of loans is included in the income statement as a component of Results of real estate acquired in settlement of loans.

This line item also includes value changes, in accordance with the lower of cost or market accounting policy described in Note 3 to PMT’s financial statements, from the later of the beginning of the period or acquisition of the real estate to the end of the period.

In management’s view, the reader’s understanding of PMT’s financial results can be enhanced by providing information on cash inflows and cash outflows over the holding period of an acquired distressed asset.

Management believes that a comparison of proceeds (net of costs and fees) and original cash outlay is a meaningful way for readers to assess the effectiveness of the Company’s business strategy over the entire holding period of a loan.

We will continue to evaluate the relevance and usefulness of the current disclosure in future periodic filings.

7.                                      You disclose on page 59, that you cannot provide assurances that the cash received on settled loans is indicative of future cash receipts on your existing mortgage investments or on future investments in mortgage-related assets.  Please clarify if there is any backtesting performed subsequent to the settlement to validate the values assigned to these assets and whether you use that information in updating your fair value model.  In addition, please disclose in future periodic reports whether you believe the fair values reflected diverge materially from amounts you currently anticipate realizing upon settlement.  If so, disclose why and the basis for your views.

The Company’s manager, PNMAC Capital Management, LLC (“PCM”), assesses the effectiveness of its model by comparing actual versus model-forecasted results on a monthly basis.  PCM uses the results of such surveillance in its periodic evaluation of the assumptions used in the valuation process.  We will revise future disclosures to indicate this.

We do not believe that the fair values recorded by the Company diverge materially from the values that the Company would presently realize in an arms’ length sale.  However, the market for PMT’s mortgage assets is illiquid with very few participants.  One of the consequences of this market state is that the loans are classified as “Level 3” and determination of the loans’ fair values is subject to the uncertainties inherent in their illiquidity.

We will include a statement to the following effect in future periodic reports:

“While management believes that the Company’s current fair value estimates are representative of current value at the reporting date, the market for PMT’s mortgage assets is illiquid with very few market participants.   In addition, PMT’s business strategy is to enhance value during the period in which the loans are held; the resulting appreciation or depreciation in the fair value of the loans would be recorded during the holding period and ultimately realized at the end of the holding period.”

Investment Portfolio Composition, page 60

8.                                      Tell us what consideration was given to also including a tabular presentation showing the fair value of your mortgage-backed securities and your mortgage loan portfolio as compared to the fair value of the underlying collateral.  Provide a discussion of how collateral values are considered and verified in your fair value analyses for these assets.

We did not consider including a tabular presentation showing the fair value of the underlying collateral to PMT’s mortgage-backed securities (“MBS”).  The current investment in mortgage-backed securities has remaining aggregate average lives of less than one year and is comprised of currently cash flowing securities in senior tranches of securitizations that were completed by various lenders.  Providing a reasonably accurate measure of the fair value of the real estate collateral underlying the mortgage collateral for the Company’s securities would be very difficult as the Company does not have access to property addresses for the loans in the MBS.

As further discussed in the response to comment 13, an analytical review of the bond values provided to us by brokers is performed.  Collateral values are indirectly considered in the analysis because the current and projected severity and losses, which are derived from collateral value, are reviewed.  Because of the analytical review performed, the seniority and currently cash flowing nature of the securities and the lack of accuracy surrounding the collateral values, we do not believe that including a tabular presentation of the fair value of the underlying collateral is appropriate.

With respect to mortgage loans, we have not previously considered tabular presentation comparing the fair value of our mortgage loans to the fair value of the underlying collateral.  In future periodic filings, we will present the following table:

	June 30, 2011				December 31, 2010
Fair Values
	Loan		Collateral		Loan		Collateral
(in thousands)
Performing loans	$	xx	$	xx	$	xx	$	xx
Nonperforming loans	xx,xxx		x,xxx		x,xxx		xxx
	$	xx,xxx	$	x,xxx	$	x,xxx	$	xxx

Property values for the mortgage loan portfolio are originally obtained from brokerage price opinions (“BPOs”) ordered when a pool is purchased.  These BPOs are then reviewed (either fully or partially) by the in-house appraisers of PCM to verify the accuracy of the assessments.  These indications of the collateral value are subsequently updated, at least quarterly, through the application of area-specific home price indices to assure that current home price estimates used in the mortgage loan valuations are consistent with market fluctuations.  As the loans season in inventory, BPOs are periodically ordered on various subsets of the mortgage loan portfolio to either facilitate loss mitigation actions (such as modification or short sale) or foreclosure proceedings, or to facilitate our financing the mortgage loans.  As these operational BPOs are obtained, they are also incorporated into the valuation of the mortgage loan portfolio.

9.                                      We note in 2010 a significant amount of the loans acquired are in foreclosure.  In addition, we also note that almost half of your nonperforming loans have a loan-to-value at or greater than 100%. Please provide an enhanced discussion in your MD&A of how you plan to mitigate the risks related to the most troubled loans in your portfolio.  Given the nonaccrual loans are not generating interest income, clarify your strategy for generating revenue and cash flow from foreclosed loans with collateral values less than the principal amounts due and provide enhanced disclosures of how you monitor these loans, your restructuring efforts, settlements during the period, as well as any notable trends.

Unlike most mortgage industry participants, PMT purchases troubled loans for the purpose of generating revenue.  Accordingly, the price paid by the Company reflects the troubled status of the loans and their attendant risks.  Because the market supply for troubled loans during the period the Company has been in operation has been primarily nonperforming loans, almost all of the loans purchased by the Company have been nonperforming.  As a result, the purchase price paid by the Company is generally substantially less than the unpaid principal balance (“UPB”) of the loans and the acquired loan value is typically discounted to a value below the price at which the Company assumes it can sell the property securing the loan.  We therefore do not believe that the loan-to-value percentage based on UPB is a meaningful indication of portfolio risk and therefore do not plan to enhance discussion in this regard.

Examples of discussion of PMT’s strategy for generating revenue and cash flow from foreclosed loans with collateral values less than the principal amounts due; and enhanced disclosures of how the Company monitors these loans, restructuring efforts and settlements during the period and notable trends are contained herein in response to comments 3, 4, 5, 6, 7 and 8.

Liquidity and Capital Resources, page 65

10.                               We note that your debt financing agreements contain financial covenants.  To the extent you have material sources of liquidity that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports.  In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.

With respect to your request that we provide a more detailed discussion relating to our financial covenants, our disclosure going forward, using data current as of the date of this letter, will be as follows:

“Our debt financing agreements require us and certain of our subsidiaries to comply with various financial covenants.  These financial covenants currently include the following:

•                  profitability at each of the Company and two of our subsidiaries, PennyMac Corp. (“PMC”) and PennyMac Mortgage Investment Trust Holdings I, LLC (“PMITH”), for at least one (1) of the previous two (2) consecutive fiscal quarters, as of the end of each fiscal quarter

•                  a minimum of $10 million in unrestricted cash and cash equivalents among the Company and/or its subsidiaries; a minimum of $7.75 million in the aggregate in unrestricted cash and cash equivalents between PMC and PMITH; and a minimum of $7.5 million in unrestricted cash and cash equivalents at PMC

•                  a minimum tangible net worth for the Company of $265 million, plus 75% of the aggregate net proceeds received by it in connection with equity issuances after November 2, 2010; a minimum tangible net worth for PMITH of $195 million; and a minimum tangible net worth for PMC of the sum of (y) $65 million and (z) 50% of its positive quarterly income after November 2, 2010

•                  a maximum ratio of total liabilities to tangible net worth of less than 3:1 for the Company, 10:1 for PMC and 5:1 for PMITH.

Although these financial covenants limit the amount of indebtedness we may incur and impact our liquidity through minimum cash reserve requirements, we believe that these covenants currently provide us with sufficient flexibility to successfully operate our business and obtain the financing necessary to achieve that purpose.”

With respect to your second request, we hereby confirm that in future Exchange Act periodic reports we will disclose our actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on our financial flexibility.

11.                               In future Exchange Act periodic reports, please provide a brief description of the margin call provisions of your repurchase agreements, including the percentage asset decline that could cause a margin call.

Our disclosure going forward will be as follows:

“The transactions relating to securities under agreements to repurchase contain margin call provisions that, upon notice from the applicable lender at its option, require us to transfer cash or additional securities in an amount sufficient to eliminate any margin deficit.  A margin deficit will generally result from any decline in the market value of the assets subject to an agreement to repurchase, although in some instances we may agree with the lender upon certain thresholds (in dollar amounts or percentages based on the market value of the assets) that must be exceeded before a margin deficit will arise.  Upon notice from the applicable lender, we will generally be required to satisfy the margin call on the day of such notice or within one business day thereafter, depending on the timing of the notice.

Similarly, the transactions relating to mortgage loans and/or equity interests in special purpose entities holding real property under agreements to repurchase contain margin call provisions that, upon notice from the applicable lender at its option, require us to transfer cash or additional mortgage loans or real property, as applicable, in an amount sufficient to eliminate any margin deficit.  A margin deficit will generally result from any decline in the market value of the assets subject to an agreement to repurchase.  Upon notice from the applicable lender, we will generally be required to satisfy the margin call on the day of such notice or within one business day thereafter, depending on the timing of the notice.”

12.                               In future Exchange Act periodic reports, please expand the disclosure regarding your leverage strategy to address your current strategy with respect to the term of your borrowings and the use of securitizations.

Our disclosure going forward will be as follows:

“Our current leverage strategy is to finance our assets where we believe such borrowing is prudent and appropriate.  We expect to obtain long-term financing for assets with estimated future lives of more than one year; this may include term financing and securitization of nonperforming and/or re-performing mortgage loans, to the extent that these sources are available to us.

Until attractive long-term financing is procured, we will continue to finance our assets on a short-term basis through agreements to repurchase and other secured lending and structured finance facilities, pending the ultimate disposition of the assets, whether through sale, securitization or liquidation.  Because our current debt facilities consist solely of short-term borrowings, we expect to renew these facilities in advance of maturity in order to ensure our ongoing liquidity and access to capital or otherwise allow ourselves sufficient time to replace any necessary financing.”

Financial Statements and Notes

Note 3 — Significant Accounting Policies

Mortgage-Backed Securities and Mortgage Loans, page F-8

13.                               We note that both broker quotes for mortgage-backed securities and fair value estimates for mortgage loans are reviewed by PCM.  Please tell us and expand future filings to discuss the procedures performed to validate the prices obtained from broker quotes for mortgage-backed securities and determined using a discounted cash flow valuation model for mortgage loans.  Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Following is the additional disclosure that we will include in future Exchange Act periodic reports.  The procedures performed to validate the prices obtained from broker quotes for MBS and determined using a discounted cash flow valuation model for Level 3 mortgage loans are presented in the additional disclosure below.

With respect to MBS:

“The Capital Markets and Valuation staff of PCM review the price indications of unrelated third party brokers (“brokers”) for completeness, accuracy and consistency across all similar bonds managed by PCM.  Bond-level analytics such as yield, weighted average life and projected prepayment and default speeds of the underlying collateral are computed.  The reasonableness of the brokers’ indications of value and of changes in value from period to period is evaluated in light of the analytical review performed, and considering market conditions.”

With respect to Level 3 mortgage loans:

“The Valuation staff of PCM calculates the value for mortgage loans that are not saleable into active markets using a discounted cash flow valuation model.  The valuation process includes the computation by strata of the loan population and a review for reasonableness of various metrics such as weighted average life, projected prepayment and default speeds, and projected default and loss percentages.  The Valuation staff computes the impact on the valuation of changes in input variables such as interest rates, home prices, and delinquency status in order to assess the reasonableness of changes in the loan valuation.”

14.                                 In addition, please explain the rationale for a broker to modify their indication of value based on the evaluations from PCM, tell us how often this occurs and what has been the impact to the fair values recognized in your financial statements.

PCM reviews the indications of value received from brokers using bond-level analytics, comparisons to valuations of similar bonds managed by PCM and consideration of market conditions.  PCM requests the rationale used by the broker for any bond value indication that deviates from the price level or change in price expected as a result of such analysis; and in its judgment may request the rationale in other circumstances.  In the process of providing these rationales and reviewing the input assumptions used to formulate their indications, brokers may revise their assumptions (such as expected prepayment and default speeds of the underlying collateral) and provide an updated indication; more frequently, they will provide a rationale supporting their original price indication.

PCM does not formally track changes to broker price indications.  Such changes have not been substantial and have been immaterial in relation to the aggregate fair value of the Company’s MBS holdings and the overall earnings of PMT.  Research performed by PCM indicates that with respect to MBS held as of December 31, 2010, the broker price indication of only one bond with a value of $823,000 was revised and resubmitted by a broker after PCM questioned the original indication based on an analysis of its yield and weighted average life.

As a result of the price indication revision by the broker, a $34,000 increase in fair value was included in income for the year ended December 31, 2010.

15.                               For your mortgage loans, we note you employ loan modification programs focused on keeping borrowers in their homes.  Please quantify the total amount of loans modified and clarify whether all modifications are treated as troubled debt restructurings.  To the extent that all modifications were not troubled debt restructurings, please explain why.   In addition, please tell us and consider expanding future filings to describe your loan modification programs.  Your discussion should include a description of the key features of the loan modification program, including the significant terms modified and whether the modifications are short-term or long-term and quantify the types of concessions made (i.e. reduction in interest rate, payment extensions, or forgiveness of principal).  Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Of the loans held on December 31, 2010, 36 loans with UPBs totaling $10.8 million had been permanently modified.  These modifications were not treated as troubled debt restructurings due to the Company’s election of fair value accounting for all of its mortgage loans. Accordingly, such modifications are not in the scope of the impairment and reporting standards of Section 310-10-35-13(b) or 310-40 of the Accounting Standards Codification.

To the extent that loan modifications are material to the financial statements presented, we will include the following disclosure in future Exchange Act periodic reports, with the tables presented for each of the comparative reporting periods:

Our loan servicer offers the Home Affordable Modification Program (“HAMP”) (an official program of the U.S. Departments of the Treasury and Housing and Urban Development) as well as proprietary loan modification programs.  HAMP modifications are available for borrowers who meet certain criteria, including occupying their properties and having debt-to-income ratios in excess of 31%.  Borrowers who receive a HAMP modification may receive rate reduction, term extension, forbearance of principal and principal forgiveness.  HAMP modifications may utilize either a stepped-rate or fixed-rate schedule.  Borrowers who do not require payment relief, or who do not occupy their properties, may be eligible for a proprietary loan modification program, which may include capitalization of arrearages, term extension, rate reduction, and principal forgiveness.  The proprietary programs can take the form of either a stepped-rate or fixed-rate schedule.

The following table is a summary of loan modifications completed in the period:

Modification type*	Number of Loans	Balance of loans (before modification)
Rate reduction	xx	$ xxx,xxx
Term extension	xx	xxx,xxx
Capitalization of interest and fees	xx	xxx,xxx
Principal forbearance	xx	xxx,xxx
Principal reduction	xx	xxx,xxx
Total*	xxx	$ x,xxx,xxx

*Modification type categories are not mutually exclusive, and a modification of a single loan may be counted in multiple categories if applicable.  The total number of modifications noted in the table is therefore lower than the sum of all of the categories.

The following table summarizes the average impact of the modifications noted above to the terms of the loans impacted:

Averages for Loans Modified in the Period	Prior to Modification		After Modification
Loan Balance	$ xxx,xxx		$ xxx,xxx
Term	xxx		xxx
Interest Rate	x.xx	%	x.xx	%
Forbeared Principal			$ xx,xxx

Investment Consolidation, page F-9

16.                               Please tell us how you determined that you do not have a variable interest in your affiliated service providers under the guidance in ASC 2009-17.

ASC 810-10-20 defines variable interests in a variable interest entity (VIE) as “contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE’s net assets exclusive of variable interests.”  In addition, ASC 810-10-55-19 states that variable interests absorb or receive the expected variability created by assets, liabilities, or contracts of a VIE that are not, themselves, variable interests.

Generally, assets and operations of an entity create its variability while its liabilities and equity interests absorb that variability. Other contracts or arrangements entered into by the entity may appear both to create and to absorb variability (e.g., interest rate swaps) because they can be assets or liabilities depending on prevailing market conditions.

In addition, a contract or arrangement may absorb many different types of risks (e.g., credit risk, interest rate risk, and foreign currency exchange risk).

Determining whether an interest holder has a variable interest in an entity requires an economic analysis of the associated rights and obligations (such as the three-step “by-design” analysis discussed below). The principle behind this analysis is that variable interests absorb or receive portions of a VIE’s variability in results.

ASC 810-10-25-22 discusses the “by-design” approach to determining which variability to consider in the evaluation of whether an interest is a variable interest (i.e., an interest that absorbs variability in the entity). Therefore, the determination of whether a particular interest is a variable interest will be affected by which variability is considered in performing the analysis. The by-design approach requires analysis of (1) the entity’s design, including the nature of the risks in the entity; (2) why the entity was created; and (3) the variability that the entity is designed to create and pass along to its interest holders.

Analysis of whether PennyMac Loan Services, LLC (“PLS”) is a variable interest entity

For purposes of the first analysis, PMT is the reporting enterprise and PLS is the entity being evaluated as a potential VIE.  PMT and PLS are related parties by virtue of common management provided to each directly or indirectly by Private National Mortgage Acceptance Company, LLC (“PNMAC”).  PMT’s only potential variable interest in PLS is represented by the loan servicing agreement between PLS (as service provider) and PMT (as service recipient).  PMT has no implicit or explicit direct equity interest, loans, guarantees or other pecuniary interest in PLS.

The loan servicing agreement is in the form of a master servicing agreement governing all whole loans owned by PMT to be serviced by PLS under standard market-based rates.  The market rate charged for loan servicing varies between 30 and 100 basis points of unpaid principal balance per distressed loan per year and market-based activity fees are charged for milestones in loan resolution.  Market rates of fees are determined by management based on its review of loan servicing rates that are charged by other servicers for similar loans, and based on the projected future servicing fees included in its determination of the purchase price offered for a pool of distressed mortgage loans.  The loan servicing agreement is overseen by the Company’s independent trustees.

“By-design” analysis of PLS

PLS was designed to be the wholly-owned loan servicer subsidiary of PNMAC, the sponsor of PMT and various other investment vehicles and, through a wholly-owned subsidiary, a registered investment adviser to such vehicles.  PLS was formed as a separate entity to obtain and hold the required licenses to service residential mortgage loans in various states and to provide a full range of loan servicing expertise to both nonperforming and performing loans.

PLS was designed to have the capabilities (including licensing, operations and oversight) to perform loan modifications in accordance with various U.S. Government Agency requirements, to complete short sales, short payoffs, and to carry out foreclosure proceedings and property resolution activities.

PLS performs loan servicing for the PNMAC-sponsored investment vehicles including PMT, as well as for unrelated third parties.  PLS was originally designed and formed, and became operational prior to the inception of PMT.  PLS has contract risk as a fiduciary/agent of the various PNMAC-sponsored investment vehicles including PMT and of unrelated third parties that engage PLS as loan servicer.  PLS also has economic/credit risk with respect to servicing advances and servicing fees.  PLS was designed to enter into loan servicing contracts and then hire and retain sufficient professional staff and management to perform under such contracts.  Both the loan servicing contracts (credit risk per 810-10-25-24) and the operational costs (operations risk per 810-10-25-24) were designed to create variability for the equity owner of PLS.

PLS entered into the loan servicing agreements to charge market-based loan servicing fees that create variability for the equity owner of PLS.  The loan servicing contract with PMT is not designed to pass along variability in PLS to PMT.  PMT does not absorb any variability in PLS as a result of being a party to the loan servicing contract.  For example, if the actual costs incurred by PLS to service a loan portfolio exceed the contractual servicing fees, PMT is not required to pay fees in excess of the negotiated and contractually stipulated loan servicing fees for that portfolio.  Likewise, if the actual costs incurred by PLS to service the PMT loan portfolio are less than the contractual servicing fees, PMT is not entitled to participate in any of the economic profits earned by PLS as a result of its servicing PMT’s loan portfolio.

In contrast, an example of a contract designed to reimburse all or a specified percentage of the actual costs incurred by a service provider could be an example of a contract where the counterparty (service recipient) is absorbing variability in the entity (service provider). In this contrasting example, this conclusion could be reached because the service recipient is providing full or partial protection to the owners of the service provider from absorbing losses because the service recipient is reimbursing the service provider entity for its actual costs incurred.

Consideration was given as to whether the loan servicing contract between PLS and PMT was an implicit interest designed to protect the PLS investor from loss.  In performing this analysis, the following questions were considered:

•                 Does a related party, through an ownership interest or by virtue of holding a significant role in the operations, have the ability to require (or have substantial influence over a decision to require) the reporting entity (PMT) to reimburse the related party for its losses?

A:  No.  PNMAC and its related parties cannot require PMT to reimburse PLS for its losses.  PMT has separate independent trustees who are required to approve any changes in the loan servicing arrangement between PLS and PMT.

•                  Is there an economic motivation for the reporting entity to protect the related party or its variable interest holders from potential losses?

A:  No.  PMT is a public entity with substantially different owners than those of PNMAC and PLS, and PMT has no economic motivation to protect PNMAC or PLS from incurring potential losses.

•                  Does the related-party relationship lack the following: (1) conflict-of-interest policies, (2) significant regulatory requirements that create disincentives, (3) fiduciary responsibilities clauses, or (4) other similar restrictions that would prevent or deter a reporting entity from forcing a related party to absorb losses?

A:  The related party relationship does not lack any of the above noted items.  Each of these controls exist within the PMT corporate governance structure.

•                  Are there situations in which losses have been sustained in the past and, though not contractually required to be, were absorbed by the reporting entity?

A:  No.

•                  Are the unrelated parties (e.g., creditors, legal advisers) unaware of the relationships between the parties?

A:  No.  The related party nature of the relationship between PLS and PMT is clearly disclosed in all public filings of PMT and the creditors of PMT are fully aware of the relationships between the parties.

•                  Do other parties (e.g., a lender) involved with the reporting entity believe that there are implicit variable interests (e.g., guarantees)?

A: No.

•                  Have implicit variable interests existed in past relationships that are similar to the current arrangement?

A: No.

Based on the above, PMT (the reporting entity) does not have an implicit variable interest in PLS as a result of the loan servicing agreement.

Conclusion on PLS as a possible VIE

As noted above, PMT pays market-based servicing fees which are contractually stipulated for each loan under the agreement with PLS; therefore, PMT is in no manner absorbing variability in PLS’s operations.

The loan servicing agreement between PLS and PMT was designed to create variability in the operating activities of PLS, the financial results of which are then passed along to its equity holder.  In addition, we have concluded that an implicit variable interest does not exist.  As a result of these considerations, management has determined that PMT’s loan servicing contract with PLS does not represent a variable interest in PLS that requires further analysis under ASU 2009-17.

Analysis of whether PCM is a VIE

For purposes of the second analysis, PMT is the reporting enterprise and PCM is the entity being evaluated as a potential VIE.  PMT and PCM are related parties by virtue of common management provided to each directly or indirectly by PNMAC.  PMT’s only potential variable interest in PCM is represented by the management agreement between PCM (as service provider) and PMT (as service recipient).  PMT has no implicit or explicit direct equity interest, loans, guarantees or other pecuniary interest in PCM.

The management agreement provides for payment of a base management fee and an incentive fee if certain performance criteria are met, both of which are payable quarterly and in arrears.  The base management fee is at an annual rate of 1.5% of shareholders’ equity.  The performance incentive fee is calculated at 20% per year of the amount by which “core earnings,” a non-GAAP measure, on a rolling four-quarter basis and before the incentive fee, exceeds an 8% “hurdle rate.”

“By-design” analysis of PCM

PCM was designed to be the wholly-owned subsidiary of PNMAC that is an investment adviser registered with the SEC that specializes in and focuses on residential mortgage loans.  As such, PCM is the adviser to various investment vehicles and is the external manager of PMT.  PCM is responsible for administering PMT’s business activities and day-to-day operations.  Pursuant to the terms of the management agreement, PCM provides PMT with a senior management team, including officers, along with appropriate support personnel.

PCM is subject to the supervision and oversight of PMT’s board of trustees and has the functions and authority specified in the management agreement.  PCM was also originally designed and formed and became operational prior to the inception of PMT.  The management agreement is not designed to pass along variability in PCM to the counterparty to the agreement, PMT.  PMT does not absorb any variability in PCM as a result of being a party to the management agreement.  For example, if the actual costs incurred by PCM to provide management services to PMT were higher than the management fee, PMT does not have an obligation to pay any costs in excess of the management fee.  As a component of the management fee, the performance incentive fee is designed for PCM to absorb variability in the operating results of PMT, and in no manner represents an interest that PMT has in PCM to absorb variability in PCM.

Management has deemed the fees charged by PCM to PMT to be in line with management fees charged by other external managers of comparable entities.  These fees are also generally comparable to fees that PCM charges other investment vehicles it manages.  Such fees are subject to the oversight of the independent owners or boards with governance responsibilities over the investment vehicles that PCM manages, including PMT’s independent board.

In contrast, an example of a contract designed to reimburse all or a specified percentage of the actual costs incurred by a service provider could be an example of a contract where the counterparty (service recipient) is absorbing variability in the entity (service provider). In this contrasting example, this conclusion could be reached because the service recipient is providing full or partial protection to the owners of the service provider from absorbing losses because the service recipient is reimbursing the service provider entity for its actual costs incurred.

Consideration was given as to whether the management agreement between PCM and PMT was an implicit interest designed to protect the PCM investor from loss.  In performing this analysis, the following questions were considered:

•                  Does a related party, through an ownership interest or by virtue of holding a significant role in the operations, have the ability to require (or have substantial influence over a decision to require) the reporting entity (PMT) to reimburse the related party for its losses?

A:  No.  PNMAC and its related parties cannot require PMT to reimburse PCM for its losses.  PMT has separate independent trustees who would be required to approve any changes in the management agreement between PCM and PMT.

•                  Is there an economic motivation for the reporting entity to protect the related party or its variable interest holders from potential losses?

A:  No.  PMT is a public entity with substantially different owners than those of PNMAC and PCM, and PMT has no economic motivation to protect PNMAC or PCM from incurring potential losses.

•                  Does the related-party relationship lack the following: (1) conflict-of-interest policies, (2) significant regulatory requirements that create disincentives, (3) fiduciary responsibilities clauses, or (4) other similar restrictions that would prevent or deter a reporting entity from forcing a related party to absorb losses?

A:  The related party relationship does not lack any of the above noted items.  Each of these controls exists within the PMT corporate governance structure.

•                  Are there situations in which losses have been sustained in the past and, though not contractually required to be, were absorbed by the reporting entity?

A:  No.

•                  Are the unrelated parties (e.g., creditors, legal advisers) unaware of the relationships between the parties?

A:  No.  The related party nature of the relationship between PCM and PMT is clearly disclosed in all public filings of PMT and the creditors of PMT are fully aware of the relationships between the parties.

•                  Do other parties (e.g., a lender) involved with the reporting entity believe that there are implicit variable interests (e.g., guarantees)?

A: No.

•                  Have implicit variable interests existed in past relationships that are similar to the current arrangement?

A: No.

Based on the above, PMT (the reporting entity) does not have an implicit variable interest in PCM as a result of the management agreement.

Conclusion on PCM as a possible VIE

As noted above, PMT pays a fixed market-based management fee and a performance incentive fee in accordance with the terms of the management agreement; therefore, PMT is in no manner absorbing variability in PCM operations.  The management agreement between PCM and PMT was designed to create variability in the operating activities of PCM, the financial results of which are then passed along to its equity holder.  In addition, we have concluded that an implicit variable interest does not exist.

As a result of these considerations, management has determined that PMT’s management agreement with PCM does not represent a variable interest in PCM that requires further analysis under ASU 2009-17.

Note 13 — Commitments and Contingencies, page F-24

17.                               Based on the disclosure included in your risk factor on page 35, we note you are required to repurchase or substitute mortgage loans if you breach a representation or warranty in connection with loans you sell. Please clarify how you have complied with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for these guarantees.  Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Through December 31, 2010, PMT had not entered into loan sales subject to representations and warranties in any material respect.  During the year ended December 31, 2010, the Company’s loan sales were comprised of either sales of distressed assets with little or no representations or warranties made or sales of correspondent lending loans to an affiliate, PLS, for resale into the secondary loan markets.  In 2010, when the Company sold correspondent lending loans to PLS, PMT reduced the price in exchange for PLS assuming the liability for representations and warranties.  Accordingly, through December 31, 2010, the referenced disclosure requirements have not been applicable to PMT. As our level of activity increases, we expect to begin making the required disclosures.  An example of the disclosure we will make in periodic reports is as follows:

“Nearly all of the mortgage loans that PMT purchases in its correspondent lending activities are sold into the secondary mortgage market. In connection with such sales, the Company has liability under the representations and warranties it makes to purchasers of the loans. In the event of a breach of such representations and warranties, the Company may be required to either repurchase the mortgage loans with the identified defects or indemnify the investor. In such cases, the Company bears any subsequent credit loss on the mortgage loans.

The Company’s representations and warranties are generally not subject to stated limits. However, this liability arises only when representations and warranties are breached. Management believes that the maximum potential amount of future payments the Company would be required to make would not exceed the respective loans’ unpaid principal balances at the date that breaches of the representations and warranties on specific loans are identified.

Following is a summary of the activity in our liability for representations and warranties for the periods presented:”

Year ended December 31,
	2011	2010
(in thousands)
Balance at beginning of period	$—	$—
Provision for losses	xxx	—
Incurred losses	—	—
Ending balance	$ xxx	$—

Unpaid principal balance of loans sold and still outstanding at period-end (in millions)	$ xxx.x	—

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call me at (818) 224-7434 if you require clarification or have additional questions.  I can also be reached by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer